Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, April 9, 2024.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform you that, today, Grupo Financiero Galicia S.A. ("Grupo Galicia") and its main subsidiary, Banco de Galicia y Buenos Aires S.A.U. ("Banco Galicia"), have entered into a share purchase agreement (the "Agreement") with HSBC Latin America B.V. ("HLA"), pursuant to which they will simultaneously acquire the stakes currently held directly by HLA at HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the "Direct Holdings").
Banco Galicia will be the buyer of 57.89% of the Direct Holdings, and Grupo Galicia will be the buyer of the remaining 42.11%.
Banco Galicia and Grupo Galicia simultaneously acquire, directly and indirectly, the 99.99383% of the equity capital and voting rights of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
For the acquisition of the aforementioned shares, Banco Galicia will pay the amount of USD 274,977,500, in accordance with the Agreement, and Grupo Galicia will pay with class B shares to be issued in favor of HLA (in the form of ADRs - American Depositary Receipts - "ADRs"), for an equivalent value of USD 200,022,500 (the "Consideration"). The issuance of Grupo Galicia's class B shares to be contributed in kind will be resolved by a Shareholders´ meeting of Grupo Galicia to be timely called. The Consideration is subject to adjustments based on parameters established in the Agreement, customary in this type of transactions.
Likewise, pursuant to the Agreement, Grupo Galicia will acquire at a price of USD 75,000,000 the Private and Subordinated Negotiable Obligations issued by HSBC Bank Argentina S.A., with HSBC LATIN AMERICA HOLDINGS (UK) Limited as the creditor. These
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

obligations have a maturity date in 2027 and a face value of USD 100,000,000, provided they are not previously prepaid. Said acquisition will also be paid with class B shares to be issued in favor of said creditor (in the form of ADRs - American Depositary Receipts).
The sale and other effects arising from the Agreement are subject to the prior approval of the Argentine Central Bank.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com